JON D. SAWYER, P.C.
1775 Sherman Street, Suite 1425, Denver, CO 80203 720-328-3561

May 6, 2016

John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3561

Washington, DC 20549

Re:

Canfield Medical Supply, Inc.

Preliminary Information Statement on Schedule 14C

Filed April 20, 2016

File No. 000-55114

Dear Mr. Reynolds:

On behalf of our client, Canfield Medical Supply, Inc. (“Canfield” or the “Company”), we hereby request an extension until July 22, 2016 to respond to the comments in your letter dated April 28, 2016.  As I have discussed with Jonathan Burr in your offices, Canfield expects to file all of its delinquent annual and quarterly reports with the SEC by that date, and we agree that we will not mail the Information Statement until we have received your clearance.

Thank you for your attention to this matter. Please contact the undersigned if you have any questions or need any additional information.

Very truly yours, JON D. SAWYER, P.C. Jon D. Sawyer